600 Third Avenue, 42nd Floor, New York, NY 10016 ● (212) 684-0199

May 20, 2022	Daniel L. McAvoy (212) 413-2844 (917) 725-8511 Fax dmcavoy@polsinelli.com

VIA EDGAR

United States Security and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Fintor Assets, LLC Draft Offering Statement on Form 1-A Submitted October 13, 2021 CIK No. 0001874978

Ladies and Gentlemen:

On behalf of our client, Fintor Assets, LLC (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned offering statement on Form 1-A (the “Offering Statement”). In connection with this letter, the Company is today filing Amendment No. 1 to the Offering Statement (the “Amendment”) via EDGAR.

Please note that the Company has changed the terms of the offering and is offering membership interests in a different series, which owns a different property, than was contemplated in the Offering Statement submitted on October 13, 2021 (the “Original Filing”). In the Original Filing, the Company intended to offer interests in the #Alpha Series that would have owned a residential property located in Crosby Texas. As set forth in the Amendment, the Company is not seeking to offer and sell interests in the #Alpha Series. Instead, the Company now intends to offer and sell interests in Fintor Assets, LLC, Series #SWEET (the “Series”), a separate series of the Company that owns a newly constructed residential property located in Huntsville, Alabama. As such, certain of the Staff’s comments in the November 10, 2021 comment letter are not applicable to the interests in the Series or to the property owned by the Series. In particular, because the underlying property is a new construction, there was no prior business in respect of the property.

For your convenience, each of the Staff’s comments included in its letter dated November 10, 2021 is reprinted below in italics, and is followed by the Company’s response.

Draft Offering Statement on Form 1-A filed on October 13, 2021

General

1.	Please revise to explain the type of information that will be provided about the properties on your platform. In this respect, we note that your website, fintor.com, appears to include prospective or sample disclosure that may appear on a mobile app about a property. For example, we note that certain photographs include projected dividend rates for a specific property. Please clarify if you also intend to include such information about your properties on the platform and in the offering circular. In this respect, please note that all material information that investors would need to make an investment decision must be included in the offering circular at the time of qualification.

polsinelli.com

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Polsinelli PC, Polsinelli LLP in California

May 20, 2022

RESPONSE: In response to the Staff’s comment, the Company confirms its understanding that all material information that investors would need to make an investment decision must be included in the offering circular at the time of qualification. The graphics in question on the fintor.com website have been updated to show that projected dividend rates and projected growth rates will not be included on the Fintor app (the “App”).

On the Company’s website, hypothetical properties are identified as a means to illustrate and promote the Company’s business plan. We note that users of the App and visitors of the website may not “invest” in these hypothetical properties. The Offering Statement has been revised so that “Description of Series Properties — Fintor Assets, LLC, Series #SWEET Summary” discloses all material information that would be present within the App that investors would need to make a decision of whether to invest in the Series.

Property Disposition Fee, page 31

2.	We note your disclosure that the property disposition fee will be from 5% to 8%. Given the range of this fee, please clarify how the fee will be determined and what the fee will be for the series #ALPHA property.

RESPONSE:

For the #SWEET property the disposition fee will be 8% of the gross sale price of the property, except to the extent otherwise waived by the Manager. For future properties owned by different series the default property disposition fee will also be 8% of the gross sale price of the applicable property, unless otherwise restricted by applicable local or state law. Under the Operating Agreement of the Company the Manager reserves the right to waive or defer fees. The disclosure regarding the property disposition fee has been revised in the Amendment to clarify the amount of the disposition fee.

Property History, page 38

3.	Please describe the material terms of the lease agreement for the #ALPHA property and file the lease agreement as an exhibit to your offering statement.

RESPONSE: Unlike the #ALPHA property, the #SWEET property is a new construction residential property and currently is unoccupied without any lease.

May 20, 2022

4.	Please clarify who provided the valuation report on the #ALPHA property produced by a third party on April 16, 2021. We note the consent filed as exhibit 11.3. Provide the disclosure required by Item 13(b) of Part II of Form 1-A, as applicable.

RESPONSE: There is no longer any reference to a valuation report with respect to the Series.

Plan of Operations, page 40

5.	We note your disclosure that you intend to hold the Series Properties for 4-7 years. Please clarify what factors you will take into account when determining whether a disposition of the properties will occur.

RESPONSE: The Company expects that each series will hold and manage its property for a period of three to seven years. The Manager expects to attempt to dispose of a property at a time when its value has been maximized. The determination of when a particular property should be sold will be made after considering several factors, including prevailing and projected economic conditions, existing and future lease agreements, and existing and future capital structure. The Manager may determine that it is in the best interests of a series and its members to sell a property earlier than four years or to hold a property for more than seven years (or otherwise not dispose of it).

Additional disclosure regarding the factors the Manager intends to consider when determining whether to dispose of a property have been added in the Amendment under the heading “Description of the Business—Disposition Policies”.

Biographical Information, page 43

6.	Please clarify the dates in the last five years when each of Mr. Yousufi and Mr. Jalalibidgoli were involved with each of the businesses mentioned in their biographies.

RESPONSE: In the Amendment, the biographies of each of Mr. Yousufi and Mr. Jalalibidgoli have been revised to clarify the dates and time periods in which each was involved in the businesses identified in their biographies.

Compensation of the Manager, page 45

7.	We note that to the extent the property management fee is less than 10%, the manager intends to receive the difference between the actual fee paid and 10% as income. Please revise to clarify the services that the manager will provide in return for such fee.

RESPONSE: In the Amendment, where the potential income to the Manager is described with respect to the property management fee, additional disclosure has been added to identify that the consideration is for identifying, developing, and managing on the on-going relationships between the Company and property managers who have, and will, provide support, services and other potential value to the Company and the properties to be owned by each series.

May 20, 2022

Security Ownership, page 46

8.	Please identify clearly the initial member and the managing member in this section, as you identify in Part I of Form 1-A and in your limited liability company agreement.

RESPONSE: In the Amendment the “Security Ownership” disclosure has been revised to clearly identify the initial member and the managing member.

Financial Statements, page F-1

9.	We note that you have provided an audited balance sheet of Fintor Assets, LLC (the “Company”) as of March 31, 2021. We further note your statement that as of such date the Company has not yet commenced operations. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and each individual Series for future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

RESPONSE: For future reporting periods, the Company intends to have each series that has commenced operations and has offered or intends to offer interests pursuant to Regulation A audited on an annual basis and to present these series audited financial statements separately and on a consolidated basis with the financial statements of the Company. The audit opinion that the Company intends to provide along with the audited financial statements will cover each of the audited series as well as the Company audited as a whole on a consolidated basis.

10.	Please tell us what consideration you gave to providing historical financial statements of the #ALPHA property and to providing pro forma financial statements reflecting your expected acquisition of such property from Fintor, Inc. Refer to Part F/S of Form 1-A for financial statements requirements. In providing your response, please also clarify whether the property had any rental history prior to its acquisition by Fintor, Inc. on May 27, 2021 or if it was owner occupied. Additionally, please clarify when the $33,000 of renovations on the property were started and completed.

RESPONSE: The property owned by the Series is a newly constructed residential property that has not been previously occupied or leased and has not previously been a commercial property. Therefore, it was not operated as a business and without leasing history. As a result, there are no financial statements applicable to the property during the fiscal year ended December 31, 2021, or any other the periods for which financial statements may be required in the Offering Circular prior to the April 4, 2022 date of acquisition of the property by the Series. The $11,000 of anticipated renovations in respect of the property have not yet been performed.

Signatures, page F-9

11.	Please include the signature page at the end of the offering statement. Refer to the Signatures section of Form 1-A for guidance.

RESPONSE: A signature page is included at the end of the offering statement in the Amendment.

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If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-413-2844 or by email at dmcavoy@polsinelli.com.

Sincerely

/s/ Daniel L. McAvoy

Daniel L. McAvoy

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